UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

Commission File Number 001-08308

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Luby’s Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Luby’s, Inc.

13111 Northwest Freeway Suite 600

Houston, Texas 77040

Table of Contents

Item 1	Audited Statements of Net Assets Available for Benefits

Audited statements of net assets available for benefits at December 31, 2011 and 2010, prepared in accordance with the financial reporting requirements of ERISA are filed herewith as an exhibit.

Item 2	Audited Statement of Changes in Net Assets Available for Benefits

Audited statement of changes in net assets available for benefits for the year ended December 31, 2011, prepared in accordance with the financial reporting requirements of ERISA are filed herewith as an exhibit.

REQUIRED INFORMATION

Item 1	Audited Statements of Net Assets Available for Benefits

Audited statements of net assets available for benefits at December 31, 2011 and 2010, prepared in accordance with the financial reporting requirements of ERISA are filed herewith as an exhibit.

Item 2	Audited Statement of Changes in Net Assets Available for Benefits

Audited statement of changes in net assets available for benefits for the year ended December 31, 2011, prepared in accordance with the financial reporting requirements of ERISA are filed herewith as an exhibit.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LUBY’S SAVINGS AND INVESTMENT PLAN

Date: June 21, 2012	By:	/s/ Peter Tropoli

Peter Tropoli
Plan Administrator
1		Luby’s Savings and Investment Plan

EXHIBIT INDEX

1	Audited financial statements, notes thereto and supplemental schedule

2	Consent of Calvetti, Ferguson & Wagner, P.C.

99	Certification by the Plan Administrator pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002